EXHIBIT 99.1

Student Transportation Inc. Issues Fiscal Year-End Update

BARRIE, Ontario, July 3, 2013 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's third-largest provider of school bus transportation services, today issued a fiscal year 2013 operations update, ended June 30, 2013.

The Company reported:

  Contract revenue days deferred due to severe weather this past school year have been recovered during the fourth quarter. The total revenue for fiscal 2013 increased by approximately 15 percent over 2012 and is consistent with previously stated estimates.

  The Company has negotiated new fuel contracts with a major supplier and locked in a substantial portion of fuel usage for the coming year minimizing its "at risk" fuel not covered by mitigation clauses or customer paid fuel.

  The Company signed a new fuel contract for propane autogas (LPG) at $1.60 per gallon equivalent with a fixed price for three years versus a current price of $3.65 for a gallon of diesel. This price does not include any federal rebates given to alternative fuel vehicles, which currently is 50 cents per gallon in the U.S.

  Customer paid fuel contracts have increased this year to nearly 30 percent of total fuel requirements. The Company will add Idling systems on vehicles with GPS units to reduce idling across the fleet. Together, these initiatives should reduce fuel costs as a percentage of revenues in fiscal year 2014.

  The company has secured vehicle lease quotes in excess of requirements with annual rates of 1.9 percent to 4 percent fixed rates for terms of up to six years for new vehicles. This allows the company to use low cost financing for new vehicles versus accessing the capital markets.

  The company will add approximately 700 new LPG vehicles to its fleet this fiscal year increasing its fleet of alternative fuel vehicles with LPG and Compressed Natural Gas (CNG) engines to just under 1,000 vehicles, as well as 1800 vehicles on biofuels.

  As of June 30, 2013, the Company has secured a financial hedge for its senior credit facility, which fixes the floating rates on the credit line at 2.8 percent for a four-year period thus protecting the company from any potential rise in interest rates over the next four years. The Company has now secured fixed rates for over 85 percent of its total debt obligations for a four-to-five year period at low market rates.

  The Company uses its Canadian revenues as a natural hedge for the payment of its dividends as 80 percent of the revenues are in U.S. dollars and the monthly cash dividends are paid in Canadian dollars.

  The Company's new subsidiary SchoolWheels Direct has been increasing revenues and will continue to do so as the new school year progresses.

Commenting on the operations update, CEO Denis J. Gallagher said, "We have recovered all of our contracted school revenue deferred during the second and third quarters due to severe weather throughout the past school year. We are taking advantage of low rates and securing fixed rate debt for the long term in case interest rates climb. We now have 10 percent of our fleet utilizing environmentally friendly alternative fuels with fewer emissions. Propane autogas and compressed natural gas are substantially less expensive than traditional diesel fuel and we will be moving aggressively in this direction to lower our future fuel costs. We are increasing our Managed Services unit, which is an expanding asset light business. These actions will improve our financial metrics and results. With the help of our shareholders and our dedicated team of employees over the past eight years we have built a tremendous North American platform of operations from which to grow. We have the most experienced team in the business. Our future growth will continue to be driven by focusing on the over 10,000 school districts that continue to own and operate their fleets, reducing our costs of operations through lower fuel costs, and growing our asset light businesses."

The Company is currently preparing year-end financial statements and will announce fiscal 2013 year-end results in mid September after its annual audit is completed.

About Student Transportation

Founded in 1997, Student Transportation Inc. (STI) is North America's third-largest and fastest-growing provider of school bus transportation services, operating more than 9,500 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "should," "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: Investor Contacts:

         Student Transportation Inc.
         Patrick J. Walker
         Executive Vice President and Chief Financial Officer

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com